UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK 73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Note:
Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Oklahoma City, Oklahoma
June 27, 2014

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Investments, at fair value	$836,215,806	$640,908,206
Receivables:
Notes receivable from participants	18,018,757	15,557,401
Employee contributions	340	11,981
Employer contributions	321	(9,352)
Dividends	1,246,179	1,572,356
Total assets	855,481,403	658,040,592

Liabilities:
Accrued administrative expenses	33,750	51,944
Total liabilities	33,750	51,944
Net assets available for benefits, at fair value	855,447,653	657,988,648
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,590,677	(251,618)
Net assets available for benefits	$860,038,330	$657,737,030

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
Investment income:
Dividends and interest	$12,225,711
Interest on notes receivable from participants	817,416
Net appreciation in fair value of investments	220,694,300
Total investment income	233,737,427

Contributions:
Employer	68,647,090
Participants	86,392,065
Total contributions	155,039,155
Total additions	388,776,582

Deductions:
Benefits paid to participants	(133,424,779)
Administrative expenses	(1,111,911)
Total deductions	(134,536,690)

Transfers (see Note 1):
Net transfers out	(51,938,592)

Net increase in net assets available for benefits	202,301,300

Net assets available for benefits:
Beginning of year	657,737,030
End of year	$860,038,330

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements

1.	Description of the Plan
The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").
General and Eligibility
The Plan is a defined contribution plan that covers all eligible employees of Chesapeake Energy Corporation ("Chesapeake") and its subsidiaries (collectively with Chesapeake, the “Company”), except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly owned subsidiary, that are members of the United Steel Workers of America Union. Any covered employee who is at least 18 years old and has completed three full months of employment with the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Principal Trust Company, an affiliate of Principal Financial Group (“Principal”), serves as trustee and record keeper for the Plan.
Effective July 1, 2009, the Plan was amended to designate the employer stock option as an Employee Stock Ownership Plan, now considered a subset of the Plan. Effective March 1, 2012, the Plan was amended to include in the Adopting Employers list PTL Prop Solutions, L.L.C., Chesapeake Land Development Company, L.L.C., and Nichols Hills Market, L.L.C. Effective September 27, 2012, October 31, 2012, November 5, 2012, December 31, 2012 and January 31, 2013, the Plan was amended to change the vesting percentage to 100 percent for those employees who became employed by companies that purchased assets sold by the Company.
Transfers
Due to the Company's acquisition or divestiture activity as well as employee status changes, assets may transfer into or out of the Plan. These transfers are shown as net transfers on the Statement of Changes in Net Assets Available for Benefits. In December 2012, the Company's wholly owned midstream subsidiary, Chesapeake Midstream Development, L.L.C. (CMD), sold its wholly owned subsidiary, Chesapeake Midstream Operating, L.L.C. (CMO), to Access Midstream Partners, L.P. (ACMP). As a result of this sale, approximately 1,250 of the Company's employees became ACMP employees effective January 1, 2013. As a result, the assets of those employees were transferred out of the Plan in January 2013. The total fair market value of those assets transferred was approximately $50,989,213. In addition, there was approximately $949,379 of net transfers out for employee status changes during the year ended December 31, 2013.
Contributions
Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance-related bonus compensation, as defined by the Plan, subject to certain limitations ($17,500 in 2013). In addition, participants who are age 50 and above may elect to make “catch-up” contributions, limited to $5,500 in 2013. Participants may also contribute amounts representing rollover distributions from other qualified plans.
The Company matches 100% of participant contributions up to 15% of eligible participant compensation. The Company's matching contributions totaled $68,647,090 in 2013. Profit-sharing contributions may be made at the discretion of the Company. Contributions are subject to certain annual limitations under the Internal Revenue Code of 1986, as amended (the "Code"). No discretionary profit-sharing contributions were made in 2013.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The Company’s matching contributions are invested in Chesapeake common stock. These contributions are made in cash, which is used to purchase shares of Chesapeake common stock on the open market, and shares of Chesapeake common stock previously forfeited by Plan participants. Participants may also elect to direct all or a portion of their contributions into Chesapeake common stock. Employees are allowed to direct the transfer of 100% of employer stock from Company matching contributions after:

(a)	reaching age 55, or
(b)	completing at least three years of vesting service.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Vesting
Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 55. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 2% at the time of loan origination. The prime rate as of December 31, 2013 was 3.25%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding as of December 31, 2013 ranged from 3.25% to 10.5% with loans maturing at various dates through 2023.
Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Chesapeake common stock paid in cash or shares of common stock.
Amounts Forfeited
Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $2,945,528 as of December 31, 2013. During 2013, administrative expenses were reduced by $373,865 and employer matching contributions were reduced by $9,691,661 from forfeited non-vested accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds are valued at the quoted net asset value on the last business day of the year. Chesapeake common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. The assets held in self-directed brokerage accounts consist of stocks and bonds that are valued using quoted market prices.
Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. As of December 31, 2013, the Company did not intend to discontinue the investment contract with Principal. In addition, the Company does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring. The Company is not aware of any circumstances that would allow Principal to terminate the contract and settle at a value other than the contract value.
This investment is presented at fair value with an adjustment to contract value in the Statements of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through June 30, 2023, discounted at the risk-free rate of return for this period. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 by Principal using the calculation methodology set forth in the contract. The interest rates were 2.35% and 2.25% for the periods January 1, 2013 through June 30, 2013 and July 1, 2013 through December 31, 2013, respectively. There was no minimum crediting rate. The average yield for 2013 was 2.21%.
The methodology for calculating the interest crediting rate is defined in the contract under the term "Composite Crediting Rate." The composite crediting rate is determined by solving for the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest five basis points:

(a)
The aggregate of the values of each guaranteed interest fund for which the deposit period have closed. This value will be determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b)
The expected value of any guaranteed interest fund for which the deposit period has not closed. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c)
The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments, reflecting the realized

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

gains and losses and the unrealized appreciation (depreciation) of those investments during the year presented.
Fair Value Measurements
The Plan measures fair value as required by ASC 820, "Fair Value Measurements and Disclosures", which provides a framework for measuring fair value under U.S. GAAP. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. See Note 4 for the fair value measurement disclosures associated with the Plan's investments.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Plan Expenses
Trustee and recordkeeper fees are paid by the Plan. Certain Plan expenses, such as annual audit fees, are paid by the Plan sponsor and are not included in these financial statements.
Recently Issued Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued an update to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance required additional disclosures around the Plan's Level 3 assets that are reported at fair value. The update was effective for annual periods beginning after December 15, 2011 and was adopted by us on January 1, 2012. The adoption of this update did not have a material impact on the Plan’s financial statements.
3.    Investments
The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2013 and 2012:

	2013		2012
Chesapeake Energy Corporation common stock	$387,768,319	*	$242,204,090	*
Principal Fixed Income Option 401(a)(k)	$33,282,596	**	$34,208,203
Vanguard Target Retirement 2020 Fund	$34,512,373	**	$33,766,270
___________________________________________
* Balance includes non-participant directed investments.
** Investment balance did not represent 5% or more of the Plan's assets as of December 31, 2013; presented for comparison purposes only.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

For the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
Common stock	$151,716,240
Mutual funds	68,978,006
Government securities	54
Total	$220,694,300

4.    Fair Value Measurements
The authoritative guidance for fair value measurements, ASC 820, establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1:
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Valuation of these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2:
Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Following is a description of the Plan's valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.
Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 1. Investments in mutual funds generally may be redeemed daily.
Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices. These securities are classified as Level 1.
Investment Contracts: Fair value is considered to be the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract, discounted at the risk-free rate of return for the period. There are no unfunded commitments. This security is classified as Level 3.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The valuation methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables provide by level, within the fair value hierarchy, classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2013
Common Stock
Employer security	$387,768,319	$—	$—	$387,768,319
Mutual Funds
Balanced/asset allocation	202,747,775	—	—	202,747,775
Fixed income	25,111,440	—	—	25,111,440
International equity	33,020,161	—	—	33,020,161
Large U.S. equity	78,964,866	—	—	78,964,866
Small/mid U.S. equity	71,699,133	—	—	71,699,133
Investment Contracts
Short-term fixed income	—	—	28,817,214	28,817,214
Self-Directed Brokerage Account	8,086,898	—	—	8,086,898
	$807,398,592	$—	$28,817,214	$836,215,806

December 31, 2012
Common Stock
Employer security	$242,204,090	$—	$—	$242,204,090
Mutual Funds
Balanced/asset allocation	170,125,731	—	—	170,125,731
Fixed income	37,792,393	—	—	37,792,393
International equity	27,451,642	—	—	27,451,642
Large U.S. equity	62,771,351	—	—	62,771,351
Small/mid U.S. equity	57,271,799	—	—	57,271,799
Investment Contracts
Short-term fixed income	—	—	34,573,713	34,573,713
Self-Directed Brokerage Account	8,707,472	10,015	—	8,717,487
	$606,324,478	$10,015	$34,573,713	$640,908,206

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Schedules of changes in the Plan’s assets classified as Level 3 measurements are presented below.

	Principal Fixed Income Option 401(a)(k)	Allianz Variable Annuity	Total
Balance of Level 3 as of January 1, 2013	$34,459,821	$113,892	$34,573,713
Unrealized gains relating to instruments still held at the reporting date*	(4,842,295)	—	(4,842,295)
Interest credited	755,949	11,403	767,352
Purchases	25,296,224	—	25,296,224
Settlements	(26,977,780)	—	(26,977,780)
Balance of Level 3 as of December 31, 2013	$28,691,919	$125,295	$28,817,214

Balance of Level 3 as of January 1, 2012	$30,293,007	$100,926	$30,393,933
Unrealized gains relating to instruments still held at the reporting date*	73,534	—	73,534
Interest credited	781,802	12,966	794,768
Purchases	18,502,453	—	18,502,453
Settlements	(15,190,975)	—	(15,190,975)
Balance of Level 3 as of December 31, 2012	$34,459,821	$113,892	$34,573,713
___________________________________________
* Unrealized gains are reported in the Statements of Net Assets Available for Benefits in adjustment from fair value to contract value for the fully benefit-responsive investment contracts.
Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements
The following table includes quantitative information about significant unobservable inputs used to derive the fair value of the Level 3 asset.

Instrument	Fair Value as of December 31, 2013	Principal Valuation Technique	Unobservable Inputs	Range
Single annuity contract	$28,817,214	Discounted cash flow	Composite Interest Rate	*
___________________________________________
* See Note 2 for the 2013 composite interest rates.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

5.    Non-Participant-Directed Investments
The Company’s discretionary matching contributions are automatically invested in Chesapeake common stock. Employees also have the option of investing their contributions, or a portion thereof, in Chesapeake common stock. Since the activity of the non-participant-directed and participant-directed investments in Chesapeake common stock is combined, the entire investment is considered non-participant-directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Chesapeake common stock is shown below:

	2013	2012
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$242,204,090	$246,005,310
Changes in net assets:
Contributions	75,564,394	98,353,294
Dividend income	5,025,626	4,428,141
Net appreciation (depreciation)	151,373,126	(72,911,440)
Benefits paid to participants	(43,668,946)	(16,463,078)
Transfers to other investment options, net	(42,729,971)	(17,208,137)
Net increase (decrease) during the year	145,564,229	(3,801,220)
Net assets, ending balance:
Chesapeake Energy Corporation common stock	$387,768,319	$242,204,090
6.    Party-in-Interest Transactions
The Plan invests in Chesapeake common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. During 2013, there were 767 purchases of Chesapeake common stock for a total purchase price of $118,910,862 and 2,028 sales of Chesapeake common stock for a total selling price of $124,784,067. The market price for Chesapeake common stock as of December 31, 2013 and 2012 was $27.14 and $16.62, respectively. The closing market price as of June 26, 2014 was $30.52. Additionally, certain Plan investments are in mutual funds managed by Principal. Because the Plan pays certain fees to Principal, and Principal is the trustee of the Plan, these transactions qualify as party-in-interest transactions.
7.    Contingencies
On June 19, July 17 and July 20, 2012, putative class actions were filed in the U.S. District Court for the Western District of Oklahoma against Chesapeake, the Plan and certain of the Company’s officers and directors alleging breaches of fiduciary duties under the Employee Retirement Income Security Act. The three cases were consolidated, and the Plan was not named as a defendant in the consolidated amended complaint which was filed on February 21, 2013. The action was brought on behalf of participants and beneficiaries of the Plan, and alleged that as fiduciaries of the Plan, defendants owed fiduciary duties, which they purportedly breached by, among other things, failing to manage and administer the Plan’s assets with appropriate skill and care, and engaging in activities that were in conflict with the best interest of the Plan. The plaintiffs sought class certification, damages of an unspecified amount, equitable relief, and attorneys’ fees and other costs. The defendants' motion to dismiss was granted on October 11, 2013, and the case was dismissed.
8.    Tax Status
The Plan is qualified under Section 401 of the Code and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated April 1, 2013, was received from the Internal Revenue Service (IRS) noting a favorable determination on the Plan. This determination letter is applicable through the amended and restated Plan document executed June 10, 2009. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan filed for a new favorable determination letter in January 2014, which encompasses all amendments executed subsequent to the amended and restated Plan document executed on January 1, 2013.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2006.
9.    Plan Termination
Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

10.	Concentration of Investments
As of December 31, 2013, the Plan held $387,768,319 of Chesapeake common stock, which was approximately 46% of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Chesapeake common stock.
11.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2013 and 2012, as reflected in the accompanying financial statements, to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$860,038,330	$657,737,030
Add: Current year accrued administrative expenses	33,750	51,944
Net assets available for benefits per the Form 5500	$860,072,080	$657,788,974
The following is a reconciliation of administrative expenses for the year ended December 31, 2013, as reflected in the accompanying financial statements, to the Form 5500:

2013
Administrative expenses per the financial statements	$1,111,911
Add: Prior year accrued administrative expenses	51,944
Less: Current year accrued administrative expenses	(33,750)
Administrative expenses per the Form 5500	$1,130,105
Administrative expenses are recorded on the Form 5500 when paid.
12.     Subsequent Events
Effective January 1, 2014, the Plan was amended to (i) allow new employees to be eligible to make an affirmative election to participate in the Plan after completing one full calendar month of service and attaining age 18 and (ii) to allow participants to modify their deferral elections on a monthly basis.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

On June 9, 2014, Chesapeake announced that its Board of Directors approved the spin-off of its oilfield services business into a stand-alone, publicly traded company called Seventy Seven Energy, Inc. (SSE). The two companies will be separated through the distribution of SSE common stock to holders of Chesapeake common stock on a pro rata basis. Chesapeake shareholders will receive one share of SSE common stock for every 14 shares of Chesapeake common stock held at the close of business on the record date of June 19, 2014. Subject to the satisfaction of the conditions to closing, the distribution is expected to occur following the close of business on June 30, 2014. As a result of the anticipated spin-off, approximately 5,200 of the Company’s employees will become SSE employees effective June 30, 2014 and the assets in the accounts of those employees will be transferred out of the Plan in July 2014.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2013

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$320,872,876	$387,768,319
	American Fnds Fundamental Investors R6 Fnd	Mutual Fund	**	24,507,961
	American Fnds New Perspective R6 Fnd	Mutual Fund	**	5,622,555
	PIMCO Real Return Instl Fund	Mutual Fund	**	4,416,500
	PIMCO Total Return Instl Fund	Mutual Fund	**	20,694,940
*	Principal LargeCap S&P 500 Index Inst Fund	Mutual Fund	**	8,338,116
*	Principal MidCap Value I Inst Fund	Mutual Fund	**	23,096,583
*	Principal MidCap Inst Fund	Mutual Fund	**	12,606,567
*	Principal MidCap S&P 400 Index Inst Fund	Mutual Fund	**	5,432,380
*	Principal Real Estate Secs Inst Fund	Mutual Fund	**	3,581,709
*	Principal SmallCap S&P 600 Index Fund	Mutual Fund	**	5,650,667
*	Principal Capital Appreciation Inst Fund	Mutual Fund	**	14,656,380
*	Principal Diversified International Inst Fund	Mutual Fund	**	20,765,197
	Vanguard Equity-Income Fund	Mutual Fund	**	9,288,544
	Vanguard Growth Index Inst Fd	Mutual Fund	**	22,173,863
	Vanguard SmallCap Growth Inst Fd	Mutual Fund	**	13,294,018
	Vanguard SmallCap Val Index Inst Fd	Mutual Fund	**	8,037,209
	Vanguard Total Intl Stock Index Signal Fund	Mutual Fund	**	6,632,407
	Vanguard Target Retirement Income Inv Fund	Mutual Fund	**	7,088,063
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	4,552,982
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	34,512,373
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	11,573,011
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	31,899,980
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	12,571,979
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	36,078,537
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	21,278,573
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	37,138,151
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	5,709,639
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	344,491
*	Principal Fixed Income 401(a)(k)	Investment Contract	**	33,282,596
*	Principal Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market	**	8,086,898
	Allianz Life Variable Annuity	Investment Contract	**	125,295
	Total Investments			840,806,483
*	Participant Loans	Interest rates ranging from 3.25% to 10.5% due through December 2023	**	18,018,757
	Total			$858,825,240
___________________________________________
* Identifies parties-in-interest.
** Identifies fully participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4j-Schedule of Reportable Transactions
Year Ended December 31, 2013

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)

Chesapeake Energy Corporation Common Stock	767	—	$118,910,862	$—	$—
Chesapeake Energy Corporation Common Stock	—	2,028	$—	$124,784,067	$(2,934,887)

Note: All other columns are excluded as they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By: /s/ JAY HAWKINS

Jay Hawkins, Vice President Human Resources
and Plan Administrator

Date: June 27, 2014

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP